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Re:                             Teladoc, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted May 18, 2015
CIK No. 0001477449

Dear Mr. Riedler:

On behalf of our client, Teladoc, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on May 29, 2015 (the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Jason Gorevic, the Company’s Chief Executive Officer, dated June 1, 2015, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 1, marked to show changes against Confidential Submission No. 3 to the above captioned Confidential Draft Registration Statement on Form S-1 of the Company submitted to the Commission on May 18, 2015, in the traditional non-EDGAR format to each of Tara Keating Brooks, Vanessa Robertson, Joel Parker and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Cover Art

1.                                      We refer to you graphic following your prospectus cover page.  Please remove the reference to an estimated annual market of $17 billion in your graphic and throughout your prospectus.  We note that you are currently a development stage company and this estimate is dependent on many variables in an uncertain and developing market.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to remove the referenced disclosure.

Leading Solution and First Mover Advantage, page 7

2.                                      We note your response to our prior comment 2.  Please expand your disclosure, where appropriate, to disclose the following information:

•                                          the sources of funding and membership of the NCQA;

•                                          the development of the telemedicine standards certified by the NCQA (i.e. who, when and how were these standards developed); and

•                                          the specific standards related to the delivery of telemedicine healthcare services that NCQA verified when it provided its certification.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure.  Please see pages 93 and 96 of Amendment No. 1. As noted in Amendment No. 1, the NCQA’s accreditation process is not telehealth specific and applies to all healthcare providers seeking accreditation.

Commissioned Independent Studies, page 99

3.                                      We note your response in the last paragraph of this section.  Please expand your disclosure to discuss whether either of your third party studies considered the impacts of the recent changes in the U.S. healthcare system, including the PPACA and if so, whether any of the changes had any effects on the results of studies.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure.  Please see last sentence of the fourth full paragraph on page 101 of Amendment No. 1.

4.                                      We refer to our prior comment 5.  Please revise your disclosure to discuss whether the comparison groups for each medical condition provided a large enough population to provide reliable comparisons.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure.  Please see the second to last sentence of the first full paragraph on page 102 of Amendment No. 1.

Episode-Based Analysis Methodology, page 99

5.                                      Please expand your disclosure in the first paragraph to discuss whether the episode based analysis included matched pairs spanning different geographic locations. If so, discuss how that may have affected the comparability of the pairs due to varying costs and coverage schemes in different locations.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure. The Company respectfully advises the Staff that the study did not specifically indicate that geographic location was considered in the matching process, but, given the high propensity scores, the Company believes that this did not have a material impact on the comparability of the pairs. Please see the last two sentences of the first full paragraph on page 102 of Amendment No. 1.

6.                                      We refer to our prior comment 5.  Please revise your prospectus to disclose:

•                                          What proportion of total benefits paid comprised the episodes chosen.

•                                          Whether each study attempted to provide a representative sampling of covered episodes and if so, how that was accomplished. In that regard, certain conditions may lend themselves to greater differences in costs of treatment via Teladoc vs. traditional treatment methods.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure and clarify that, with respect to whether each study attempted to provide a representative sampling of covered episodes, a significant majority of the pairs were matched based on the top ten medical conditions underlying calls to Teladoc among sampled beneficiaries and, as a result, the Company believes these studies not only provided a representative sample of cover episodes, but also correctly focused on the episodes most germane to assessing Teladoc’s efficacy.  Please see the last sentence of the first full paragraph on page 102 of Amendment No. 1.

The Company also respectfully advises the Staff that, with respect to what proportion of total benefits paid comprised the episodes chosen, as the episode-based analysis focused solely on a comparison of cohorts during a predefined episode of care, these analyses did not assess the proportion of episode costs relative to the employer’s aggregate benefit costs because cost savings between matched pairs, and not total employer benefits paid, during a period are measured in an episode-based cost savings analysis of comparison groups.  Please see the last sentence of the second full paragraph on page 102 of Amendment No. 1.

Per-Member-Per-Month Analysis Methodology

7.                                      We note your disclosure regarding the “per-Member-per-month” analysis.  We refer to our prior comment 5.  Please revise your disclosure to include a discussion of the following points of your study:

•                                          In order to minimize variability did the study compare before and after Teladoc spending by the same Members utilizing the same benefits scheme?  In that regard, were the 131,576 employees after the Teladoc implementation the same 131,576 employees using the same benefit scheme during the prior 16 months?

•                                          Is the claim information from the 16 months immediately prior to Teladoc’s implementation representative of the claim period of May 2012 to December 2013?  Additionally, does the different length of claim periods have any impacts on the results of the study?

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure.  Please see the first sentence, and the third sentence and fifth sentence under the heading “Per-Member-Per-Month Analysis Methodology” on pages 102 and 103 of Amendment No. 1.

Study Results—Nation’s Largest Home-Improvement Retailer, page 100

8.                                      We note your disclosure of a period of 18 months in your first paragraph. We also note your disclosure in the preceding section “per-Member-per month” that the analysis period was May 2012 through December 2013 which constitutes twenty months.  Please revise your prospectus to reconcile any inconsistencies in the analysis period.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to clarify that the analysis period was 20 months for the study of the nation’s largest home-improvement retailer and 24 months for the study of Rent-A-Center.  Please see pages 2, 8, 89, 95, 101 and 103 of Amendment No. 1.

9.                                      We refer to your third and fifth bullet points.  Please explain how the Client achieved an ROI of $9.10 for every $1.00 spent per Member during 2014 if the Member-per-month analysis utilized data from the relative cost period of May 2012 through December 2013. In that regard, please explain how you determined the cost savings of $5.4 million in 2014.  Please modify comparable disclosure throughout your prospectus.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure.  Please see the second full paragraph on page 103 of Amendment No. 1.

Study Results—Rent-A-Center, page 101

10.                               We note the study relating to Rent-A-Center utilized the Episode-Based Analysis Methodology.  We refer to your disclosure that the study was conducted on all Rent-A- Center beneficiaries.  We also note your disclosure on the top of page 100 that two groups of 2,624 and 1,845 beneficiaries were analyzed in the study.  Please revise your disclosure to disclose the actual number of beneficiaries analyzed in the study and how the specific beneficiaries were selected.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the Registration Statement to add the requested disclosure.  The Company respectfully advises the Staff that it has removed the references to “all” beneficiaries of each Client in order to avoid confusion as to whether the Company is referring to all of the Client’s beneficiaries or all beneficiaries subject to the study. Please see the first, second and third full sentences under the heading “Study Results—Rent-A-Center” on page 103 and second full paragraph on page 103 of Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1281 or my colleagues Rachel W. Sheridan at (202) 637-2139 or

Brandon J. Bortner at (202) 637-2117, with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Jason Gorevic of Teladoc, Inc.

Mark Hirschhorn of Teladoc, Inc.

Adam C. Vandervoort of Teladoc, Inc.

Tara Keating Brooks

Vanessa Robertson

Joel Parker